Exhibit 99.1

Sapiens Announces Proposed Public Offering of its Common Shares

October 13, 2020

Holon, Israel, October 13, 2020 – Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS) (“Sapiens”), a leading global provider of software solutions for the insurance industry, announced today the commencement of a proposed underwritten public offering of $100.0 million of its common shares. Sapiens intends to grant the underwriters a 30-day option to purchase up to an additional $15.0 million of its common shares. All of the shares in the proposed offering are to be sold by Sapiens.

Sapiens intends to use the net proceeds from the proposed offering for general corporate purposes, which may include, among other things, acquisitions or investments in companies, products or technologies and additions to working capital. However, Sapiens has not entered into any agreements for, or otherwise committed to, any specific acquisitions at this time.

Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC are acting as the representatives of the underwriters and as joint book-running managers for the proposed offering. Needham & Company, LLC and William Blair & Company, L.L.C. are acting as co-managers for the proposed offering.

The proposed offering is subject to market conditions, and there can be no assurance as to whether or when the proposed offering may be completed, or as to the actual size or terms of the proposed offering.

The securities described above are being offered solely pursuant to an effective shelf registration statement (including a prospectus) that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2019. This offering will be made only by means of a prospectus supplement and the accompanying prospectus which forms a part of the effective shelf registration statement.

Before you invest, you should read the prospectus included in the registration statement, the preliminary prospectus supplement and the other documents Sapiens has filed or will file with the Securities and Exchange Commission (the “SEC”) for more complete information about Sapiens and the proposed offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement, when available, and the accompanying base prospectus relating to the proposed offering may be obtained from Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, New York 10282, or by telephone: (866) 471-2526, facsimile: (212) 902-9316 or via email: prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone: (866) 803-9204 or via email: prospectus-eq_fi@jpmchase.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, via telephone: 1-800-831-9146 or via email prospectus@citi.com; and Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022; by phone at (877) 821-7388; or by e-mail at Prospectus_Department@Jefferies.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Sapiens

Sapiens International Corporation N.V. empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements.

Forward-Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, statements relating to expectations regarding the size, completion and timing of the proposed offering, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. There are important factors that could cause Sapiens’ actual results to differ materially from the results expressed or implied by the forward-looking statements, including, but not limited to risks associated with market conditions; the satisfaction of customary closing conditions related to the proposed offering; the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect Sapiens’ results of operations; the degree of Sapiens’ success in Sapiens’ plans to leverage Sapiens’ global footprint to grow Sapiens’ sales; the degree of Sapiens’ success in integrating the companies that Sapiens has acquired through the implementation of Sapiens’ M&A growth strategy; the lengthy development cycles for Sapiens’ solutions, which may frustrate Sapiens’ ability to realize revenues and/or profits from Sapiens’ potential new solutions; Sapiens’ lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of Sapiens’ success in retaining Sapiens’ existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of Sapiens’ operations; the frequency of the long-term, large, complex projects that Sapiens performs that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to Sapiens’ business; occasional disputes with clients, which may adversely impact Sapiens’ results of operations and Sapiens’ reputation; various intellectual property issues related to Sapiens’ business; potential unanticipated product vulnerabilities or cybersecurity breaches of Sapiens’ or Sapiens’ customers’ systems; risks related to the insurance industry in which Sapiens’ clients operate; risks associated with Sapiens’ global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and risks related to Sapiens’ principal location in Israel and Sapiens’ status as a Cayman Islands company.

While Sapiens believes such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, Sapiens’ actual results may differ materially from those expressed or implied in this press release. Other important factors that could cause actual results, performance or achievements to differ materially from those contemplated in this press release can be found under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Sapiens’ Annual Report on Form 20-F for the year ended December 31, 2019, under the caption “Risk Factors” in the prospectus supplement relating to this offering (when available) and in subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

You should not rely upon forward-looking statements as predictions of future events and there can be no assurance that Sapiens will be able to complete the proposed offering on the anticipated terms, or at all. Although Sapiens believes that the expectations reflected in the forward-looking statements are reasonable, Sapiens cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, Sapiens’ undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in Sapiens’ expectations.

Investors and Media Contact:

Kimberly Rogers

Hayden IR

Office: 385-831-7337

US Mobile: 541-904-5075